PROPOSED REORGANIZATION OF MASON STREET FUNDS:

FREQUENTLY ASKED QUESTIONS

December 14, 2005

The following information is intended to provide general information relating to the recently announced proposed reorganization of the Mason Street Family of Funds. Two combined preliminary proxy statements/prospectuses will be filed with the U. S. Securities and Exchange Commission relating to the reorganization. These documents, when final and effective, are intended to provide Mason Street Funds shareholders with material information necessary to evaluate the proposed reorganization and the shares they would receive, and to base a decision on whether or not to vote for the reorganization. While the following provides some general information about the reorganization, you should read carefully the final proxy statements/prospectuses once they are effective for more complete information about the reorganization.

The final proxy statements/prospectuses are expected to be mailed to Mason Street Funds shareholders in early February 2006, and will be available on the Mason Street Funds website, www.masonstreetfunds.com, or by calling 1-888-627-6678. You will also be able to obtain the proxy statements/prospectuses and other related documents free of charge at the SEC Web Site (www.sec.gov).

Questions regarding the reorganization or your Mason Street Funds account should be directed to your financial representative or, if you do not have one, please call the Mason Street Funds Shareholder Service Center at 1-888-627-6678.

Generally speaking, what is happening to the Mason Street Family of Funds?

The respective Boards of Directors for the Mason Street Funds and American Century Investments have approved a potential transaction, subject to shareholder approval, which is intended to result in the reorganization of 10 of the 11 Mason Street Funds into new and existing American Century Investment mutual funds. In addition, the Board of Directors for the Mason Street Funds and Federated Index Trust have approved a potential transaction, subject to shareholder approval, which is intended to result in the reorganization of the 11th fund, the Index 400 Fund, into the Federated Mid-Cap Index Fund. If the proposed reorganizations are approved by shareholders and the transactions are consummated, the Mason Street Funds will no longer exist.

More specifically, what funds are involved and what will happen?

The plan of reorganization, if approved by the Mason Street Funds shareholders, calls for the Mason Street Funds to be reorganized into the American Century family of funds and the Federated Funds in the following manner:

a.	Four series of Mason Street Funds (Small Cap Growth, Aggressive Growth, Select Bond and High Yield Bond Funds) will be “adopted” and reorganized into newly created, co-branded American Century-Mason Street Funds that will be advised by American Century and sub-advised by Mason Street Advisors. These new funds will have the same investment objectives and policies and the same investment management personnel as their Mason Street Funds’ predecessors.

b.	Two series of Mason Street Funds (International and Municipal Bond Funds) will be reorganized into newly created American Century Funds to be advised by American Century (with the International Fund sub-advised by Templeton Investment Counsel, LLC). These funds will have investment objectives and policies similar to their Mason Street Funds’ predecessors.

c.	Four series of Mason Street Funds (Index 500, Large Cap Core, Asset Allocation and Growth Stock Funds) will be reorganized into existing American Century Funds which will continue to be advised by American Century.

d.	The Mason Street Index 400 Fund will be reorganized into the existing Federated Mid-Cap Index Fund.

e.	Following completion of the proposed reorganizations, the Mason Street Funds will be dissolved, and will no longer exist.

Are American Century and Federated buying the Mason Street Funds?

In a manner of speaking, yes. Various of the American Century mutual funds are acquiring the assets of 10 out of the 11 Mason Street Funds in connection with the reorganizations, and the Federated Mid-Cap Index Fund is acquiring the assets of the Mason Street Index 400 Fund in connection with that reorganization. In exchange for all of the assets of the various Mason Street Funds, American Century and Federated will issue shares in the new portfolios to the Mason Street Fund shareholders.

Is American Century buying Mason Street Advisors?

No. Mason Street Advisors will remain a wholly-owned company of The Northwestern Mutual Life Insurance Company, and will continue to manage over $70 billion in assets for Northwestern Mutual and its affiliates, the Northwestern Mutual Series Fund (which underlies Northwestern Mutual’s variable annuity and variable life products) and the four American Century-Mason Street Funds to be adopted and then sub-advised by Mason Street Advisors.

Why did fund management recommend the reorganization with American Century and Federated to the Mason Street Funds’ Board of Directors?

The proposed transactions with American Century and Federated are part of a strategic initiative designed to benefit Mason Street Funds shareholders through a transaction with a third party whose existing mutual fund business, when combined with the Mason Street Funds, would potentially increase economies of scale for the Funds, increase the likelihood of asset growth through increased distribution capabilities, offer more efficient operations, provide solid investment performance and offer a greater number of investment options. The proposed reorganizations involve two noteworthy participants in the mutual fund industry, and permit the leveraging of their superior distribution networks and marketing expertise. The goal was to ensure that Mason Street Fund shareholders will continue to be well served with increased product offerings, enhanced services, and solid investment performance, as well as provide Mason Street Advisors the ability to continue to more successfully grow assets under management in the four sub-advised funds.

Will the reorganizations be tax-free?

The reorganizations are designed to be accomplished on a tax-free basis. This means that Mason Street Funds’ shareholders should not recognize any capital gains (or losses), for federal income tax purposes, when their Mason Street fund shares are exchanged for American Century fund shares and/or when the Mason Street Index 400 Fund shares are exchanged for Federated Mid-Cap Index Fund shares.

When are these deals proposed to occur?

Provided the Mason Street Funds shareholders approve the fund reorganizations, these transactions are anticipated to take place at the end of March, 2006.

Will there be more information available about the reorganizations?

Yes. The foregoing is intended only to provide you with an overview of certain aspects of the proposed transaction. Combined proxy statements/prospectuses for the American Century transactions and the Federated transaction will be filed with the U.S. Securities and Exchange Commission. These documents, when effective, will be sent to all shareholders of record on or about January 20, 2006, early in February, 2006. These documents are intended to provide Mason Street Funds shareholders with important information necessary to evaluate the proposed reorganization and the shares to be received in the reorganizations, and to base a decision on whether or not to vote for the reorganizations. It is important that before making any decision about the reorganization, Mason Street Fund shareholders read carefully the final proxy statements/prospectuses once they are effective for more complete information about the reorganization.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. Past performance does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. American Century Mutual Funds, Inc., American Century Investment Trust, American Century Capital Portfolios, Inc., American Century Quantitative Equity Funds, Inc., American Century World Mutual Funds, Inc., American Century Strategic Asset Allocations, Inc., American Century Municipal Trust and Federated Index Trust will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED REORGANIZATION, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. You will be able to obtain the proxy statements/prospectuses and other related documents free of charge at the SEC Web Site (www.sec.gov). Shareholders will also be able to obtain the final proxy statements/prospectuses on the Mason Street Funds website, www.masonstreetfunds.com, or by calling 1-888-627-6678, once they are effective.

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